SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 ____________
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. __)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

736233 10 7
(CUSIP Number)

March 2, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Glenn Hogan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power 2,224,379 Common Shares

Number of
Shares Beneficially	6.	Shared Voting Power 0
Owned by Each
Reporting Person With:	7.	Sole Dispositive Power 2,224,379 Common Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,224,379 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)	Percentage was calculated based on the number of shares of Common Shares outstanding as of September 30, 2015 (20,091,205).

Item 1.
(a)	Name of Issuer Porter Bancorp, Inc.
(b)	Address of Issuer's Principal Executive Offices 2500 Eastpoint Parkway Louisville, Kentucky 40223

Item 2.
(a)	Name of Person Filing W. Glenn Hogan
(b)	Address of Principal Business Office or, if none, Residence 9300 Shelbyville Rd #1300 Louisville, Kentucky 40222
(c)	Citizenship U.S.
(d)	Title of Class of Securities Common Shares
(e)	CUSIP Number 736233 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,224,379 Common Shares
(b) Percent of class: 11.1% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,224,379 Common Shares
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,224,379 Common Shares
(iv) Shared power to dispose or to direct the disposition of 0
(1) Percentage was calculated based on the number of shares of Common Shares outstanding as of September 30, 2015 (20,091,205).
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2015
Date
/s/ W. Glenn Hogan
Signature
W. Glenn Hogan
Name

5